FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 14, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby submits the materials to be provided to security holders in connection with extraordinary general shareholders’ meeting to be held on November 9, 2010.

I.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter, the “Company” or “WBD Foods OJSC”), located at: office 306, 16/15, Yauzsky blvd., Moscow, 109028, Russian Federation, hereby notifies the shareholders of WBD Foods OJSC of the Extraordinary General Meeting of WBD Foods OJSC Shareholders (hereinafter, the “Meeting”) to be held on November 9, 2010 at the Company location in the form of a meeting (joint attendance of the shareholders or their authorized representatives to discuss agenda items and make decisions on matters put to the vote).

Agenda of the Extraordinary General Meeting of Shareholders:

•                  Early termination of powers of all Board of Directors members

•                  Election of the Company’s Board of Directors members;

Time of the Meeting: registration of the Shareholders commences at 10:00 am (Moscow time); the Meeting commences at 10:40 am (Moscow time).

Date of the list of persons entitled to participate in the Meeting: August 20, 2010 (as of the Registrar’s COB).

Registration of the Shareholders (Shareholders’ representatives) for participation in the Meeting shall be performed on the date of the Meeting from 10:00 am (Moscow time) at the Company location.

For the purpose of registration a person is to produce a document to prove his/her identity, as well as documents confirming such person’s authority: power of attorney and/or other documents in accordance with the effective legislation of the Russian Federation.

Voting on the agenda items shall only proceed using voting ballots which shall be sent to each person on the list of persons entitled to participate in the Meeting not later than 20 days before the Meeting.

Postal address where completed voting ballots shall be sent to: office 306, 16/15 Yauzsky blvd., Moscow, 109028, Russian Federation.

The Company shareholders or shareholder, who in total hold not less than 2 percent of the voting shares of the Company, shall be entitled to propose candidates to WBD Foods OJSC Board of Directors. Proposals shall be sent to WBD Foods OJSC not later than 30 days before the date of the Meeting.

The materials and documents to be provided to the shareholders during preparation for the Meeting shall be available after the expiry of the period specified above at WBD Foods OJSC location from 10:00 to 16:00 (Moscow time) every day except Saturday and Sunday.

WBD Foods

Board of Directors

II.

DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS OJSC

1. On the first agenda item: “Early termination of powers of all Board of Directors members”.

Be it resolved that:

1.1.      To execute early termination of powers of all Board of Directors members.

2. On the second agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

Be it resolved that:

2.1. The members of WBD Foods OJSC Board of Directors be elected as follows: To elect WBD Foods Board of Directors as follows: Guy de Selliers; M. V. Dubinin; I. V. Kostikov; Michael A. O’Neill; A. S. Orlov; S. A. Plastinin; G. A. Yushvaev; D. M. Iakobachvili; E. G. Yasin; Marcus Rhodes; E. Linwood (Tip) Tipton.

III.

INFORMATION ON CANDIDATES TO THE BOARD OF DIRECTORS OF WBD FOODS OJSC *

1. Guy de Selliers

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
HATCH CF	Chairman of the Board of Directors
Solvey S.A.	Member of the Board of Directors
Partners in Hope (Charity)	Chairman of Board of Trustees
AMG	Member of Supervisory Board
Wessex Grain	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

2. Mikhail Vladimirovich Dubinin

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
Istrinskiye ruchyi LLC	Member of the Board of Directors
Nadezhny Fundament LLC	Member of the Board of Directors
Petri-trade LLC	Member of the Board of Directors
Cliff-real estate LLC	Member of the Board of Directors
“Benelux residency” non-for-profit partnership	Member of the Management Board
“ International community council for awarding the “Golden Falcon Medal” autonomous non-for-profit organization	Member of the Steering Committee

Holds a share in the charter capital of the issuer: 4.11% (ordinary registered shares) , as well as 0.45% (Global Depositary Receipts)

Holds no shares in subsidiaries / affiliated companies of the issuer.

3. Michael O’Neill

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
The Coca-Cola Icecek (Turkey)	Member of the Management Board, chief executive officer
Aradolu Etar Tarim	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

4. Alexander Sergeevich Orlov

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC Wimm-Bill-Dann Ukraine	Member of Supervisory Board
“Benelux residency” non-for-profit partnership	Member of the Management Board

Holds a share in the charter capital of the issuer: 2.73% (ordinary registered shares) , as well as 0.392% (Global Depositary Receipts)

Holds no shares in subsidiaries / affiliated companies of the issuer.

5. Sergey Arkadievich Plastinin

Position in the issuing joint stock company: Chairman of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC Wimm-Bill-Dann Ukraine	Member of Supervisory Board
OJSC Wimm-Bill-Dann	Member of the Board of Directors
OJSC Bishkeksut	Member of the Board of Directors
CJSC Gulkevichsky butter factory	Member of the Board of Directors
SCJSC Karasukskoye milk	Member of the Board of Directors

Holds a share in the charter capital of the issuer: 3.576% (ordinary registered shares).

Holds no shares in subsidiaries / affiliated companies of the issuer.

6. Gavril Abramovich Yushvaev

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
CJSC Agrocomplex Gorki-2	Member of the Board of Directors
CJSC Breeding farm “Naro-Osanovsky”	Member of the Board of Directors
OJSC “Mill factory №4”	Member of the Board of Directors
LLC «Kolmogorovskaya mine-2»	Member of the Board of Directors
LLC «Management company Promuglesbyt»	Member of the Board of Directors

Holds a share in the charter capital of the issuer: 17.25% (ordinary registered shares) , as well as 2.361% (Global Depositary Receipts)

Holds no shares in subsidiaries / affiliated companies of the issuer.

7. David Iakobachvili

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC Wimm-Bill-Dann	Chairman of the Board of Directors
OJSC Wimm-Bill-Dann Ukraine	Chairman of Supervisory Board
OJSC Bishkeksut	Member of the Board of Directors
LLC Metelitsa-Club	Charman of the Board of Directors
CJSC Gulkevichsky butter factory	Member of the Board of Directors
Airport Financial Services Limited	Director
SCJSC Karasukskoye milk	Member of the Board of Directors
OJSC RusAgroProject	Chairman of the Board of Directors
CJSC Agrocomplex Gorki-2	Member of the Board of Directors
OJSC “Mill factory №4”	Member of the Board of Directors
LLC «Kolmogorovskaya mine-2»	Member of the Board of Directors
LLC «Management company Promuglesbyt»	Chairman of the Board of Directors
OJSC ANK Bashneft	Member of the Board of Directors
LLC Atamanskoe	Member of the Board of Directors
CJSC Niva	Member of the Board of Directors
OJSC Zavety Ilyicha	Member of the Board of Directors
OJSC Trud	Member of the Board of Directors

Holds a share in the charter capital of the issuer: 8.67% (ordinary registered shares) , as well as 1.827% (Global Depositary Receipts)

Holds no shares in subsidiaries / affiliated companies of the issuer.

8. Evgeny Grigorievich Yasin

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
State University — The Higher School of Economics	Academic advisor
CJSC Echo Moskvi	Member of the Board of Directors
Expert Institute scientific and charity fund	President
VEB	Chairman of the Expert council

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

9. Marcus Rhodes

Holds no position in the issuing joint stock company.

Positions in other organizations:

Organization	Position
Cherkisovo group	Member of the Board of Directors
Rosinter group	Member of the Board of Directors
Tethys group	Member of the Board of Directors
Pfpf JoHns (wwp Papa Johns)	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

10. Igor Vladimirovich Kostikov

Holds no position in the issuing joint stock company.

Positions in other organizations:

Organization	Position
The Institute of the World Economics and International Relations RAN	Chief research officer, member of the Board of Academics
ARCO	Member of international consulting council
ICGN	Member of ICGN
Almaz-Antey Infinity LLC	General manager
The Institute of Stock Market and Management Foundation	Academic advisor
The Russian Academy of State Service for the RF President	Member of the Scientific Board
CJSC BV Media	Chairman of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

11. E. Linwood (Tip) Tipton

Holds no position in the issuing joint stock company.

Positions in other organizations:

Organization	Position
The Tipton Group , Inc.	Chairman of the Board of Directors, Chief Executive Officer

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

* information as of 11.10.2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Roman Bolotovskiy
Name:	Roman Bolotovskiy
Title:	Attorney
Wimm-Bill-Dann Foods OJSC

Date: October 14, 2010